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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission file number 1-10677

(Check One):

(X) Form 10-K and Form 10-KSB               ( ) Form 20-F              ( ) Form 11-K
( ) Form 10-Q and From 10-QSB               ( ) Form N-SAR


                       For Period Ended: December 31, 1999


( ) Transition Report on Form 10-K          ( ) Transition Report on From 20-F
( ) Transition Report on Form 11-K          ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein


PART 1 - REGISTRANT INFORMATION

                          INTEGRATED ORTHOPAEDICS, INC.
                              (Name of registrant)

                           5858 Westheimer, Suite 500
                     (Address of Principal Executive Office)

                              Houston, Texas 77057
                           (City, State and Zip Code)


PART II - RULES 12b-25(b) and (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Integrated Orthopaedics, Inc (the "Company") is in the final stages of negotiations in respect to a material corporate transaction, the effects of which will impact the year-end audited financial statements and related disclosures. The Company is addressing certain accounting and reporting issues relating to the terms of the transaction, resolution of which are necessary to complete the financial statements. Therefore, the Company is unable to complete the yearend financials statements within the prescribed time period. Accordingly, the Company's filing of the Annual Report on Form 10-KSB for the year ended December 31, 1999 is delayed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


           LAURIE HILL GUTIERREZ                       (713) 361-2049
           ---------------------              --------------------------------
                 (Name)                       (Area code and telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s)

                  (X) YES                     ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  ( ) YES                     (X) NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made



                          INTEGRATED ORTHOPAEDICS, INC.
                  (Name of Registrant as Specified in Charter)


           has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



March 30, 2000                                  /s/  LAURIE HILL GUTIERREZ
--------------                                  -------------------------------
   (Date)                                            Laurie Hill Gutierrez
                                                     Senior Vice President,
                                                     Chief Financial Officer